

November 12, 2009

Via U.S. Mail and Fax (44) 1534 735 444

Mr. D. Mark Bristow
Chief Executive Officer
Randgold Resources Limited
La Motte Chambers
La Motte Street
St. Helier, Jersey, JE1 1BJ
Channel Islands

   Re: Randgold Resources Limited
      Form 20-F for the Fiscal Year Ended December 31, 2008
      Filed May 15, 2009
      File No. 000-49888

Dear Mr. Bristow:

  We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

        Sincerely,

        /s/ Chris White

        Chris White
        Branch Chief